UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 001-32326

U.S. Shipping Partners L.P.

(Exact name of registrant as specified in its charter)

399 Thornall St., 8th Floor, Edison, NJ 08837; (732) 635-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

          Approximate number of holders of record as of the certification or notice date: None

          Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Shipping Corp (as successor by conversion to U.S. Shipping Partners L.P.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 12, 2009		U.S. Shipping Corp, as successor by conversion to U.S. Shipping Partners L.P.

	By:	/s/ Al Bergeron
	Name:	Al Bergeron
	Title:	Vice President—Chief Financial Officer